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EXHIBIT 99.1

           Case No. 98-WY-1 22-CB:  SETTLEMENT AGREEMENT
                      date: September 2, 1999

     All defendants sign the following agreement. Norman Rounds signs on behalf of all plaintiffs, and Mr. Rounds represents that he has complete authority from all plaintiffs to settle all claims on behalf of plaintiffs.

     In exchange for a dismissal and complete releases from plaintiffs and Norman Rounds, defendants agree as follows:

     1. To pay $60,000 in cash on the date of closing, which is scheduled for no later than October 4, 1999.

     2. To cancel a note of $50,000 which is owed by Norman Rounds to Crosby Enterprises.

     3. To pay to plaintiffs on September 7, 1999, the number of shares of Metalline stock, based upon Schwab closing price as of September 2, 1999, which equals $80,000. This payment shall be made by delivering the shares to Idaho Stock Transfer to hold these shares in escrow to be released to plaintiffs and to Mr. Rounds, as Mr. Rounds designates, in the amount of 5,000 shares every thirty days, beginning with the first 5,000 shares to be delivered September 7, 1999. Mr. Rounds and/or plaintiffs will be limited in their ability to sell the shares of stock as follows:

          (a) Plaintiffs and Mr. Rounds shall be able to sell no more than 5000 shares of stock total per month so long as the stock is trading at less than $4.50 per share.

          (b) Whenever the stock closes at over $4.50 per share Schwab NAV closing price for five consecutive trading days, the transfer agent will be authorized to release to plaintiff all remaining shares.

     This Agreement contains all essential terms of the agreement which has been reached between the undersigned parties. All of the undersigned parties agree that these terms constitute the total agreement, and agree to be bound by these terms.

/s/ illegible                           /s/ John P. Ryan
Norman P. Rounds, Individually and      /s/ Merlin Bingham
for all Plaintiffs                      Personally and for
                                        Metalline Mining Co.
/s/ illegible                           /s/ Robert E. Jorgensen
/s/ Howard Crosby
Personally and for
Crosby Enterprises
as President of Royal Silver